                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                            (Amendment No. _____ )*

                        Marketing Services Group, Inc.
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                  570907 10 5
                                (CUSIP Number)

                                 May 13, 1999
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[_]     Rule 13d-1(d)


____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 570907 10 5                 13G                     Page 2 of 6 Pages

-------------------------------------------------------------------------------
      1  NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         CMGI, Inc.
-------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [_]

         Not applicable                                     (b) [_]
-------------------------------------------------------------------------------
      3  SEC USE ONLY

-------------------------------------------------------------------------------
      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                5  SOLE VOTING POWER
       NUMBER OF
        SHARES                     2,321,084 shares
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH                   -----------------------------------------------
                                6  SHARED VOTING POWER

                                   None.
                                -----------------------------------------------
                                7  SOLE DISPOSITIVE POWER

                                   2,321,084 shares
                                -----------------------------------------------
                                8  SHARED DISPOSITIVE POWER

                                   None.
-------------------------------------------------------------------------------
      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,321,084 shares
-------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                              [_]

-------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.7%
-------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 570907 10 5                13G                      Page 3 of 6 Pages

Item 1(a).  Name of issuer:

     Marketing Services Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     333 Seventh Avenue, 20th Floor, New York, NY  10001

Item 2(a).  Name of Person Filing:

     CMGI, Inc.

Item 2(b).    Address of Principal Offices or, if None, Residence:

     100 Brickstone Square, First Floor, Andover, MA  01810

Item 2(c).    Citizenship:

     Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:

     570907 10 5

Item 3.   If the Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:    Not applicable.

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d)  [_]  Investment Company registered under Section 8 of the Investment
                Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


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CUSIP No. 570907 10 5                13G                      Page 4 of 6 Pages

     (h) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act. A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [X]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:

          2,321,084 shares.

     (b)  Percent of class: 11.7%

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or direct the vote:

                 2,321,084 shares

          (ii)   Shared power to vote or direct the vote:

                 None.

          (iii)  Sole power to dispose or to direct the disposition of:

                 2,321,084 shares

          (iv)   Shared power to dispose or to direct the disposition of:

                 None.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

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CUSIP No. 570907 10 5                 13G                      Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 570907 10 5                 13G                      Page 6 of 6 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CMGI, INC.



Dated:  May 19, 1999          /s/ Andrew J. Hajducky III
                                  ------------------------------
                                  Name: Andrew J. Hajducky III
                                  Title: Chief Financial Officer